MANDALAY MEDIA, INC.
2121 Avenue of the Stars, Suite 2550
Los Angeles, CA 90067

July 10 2009

Mr. Wayne Carnell
Chief Accountant
Division of Corporate Finance
Securities and Exchange Commission
Washington, D.C. 20549

RE: Request for Accomodation or Interpretation
Mandalay Media, Inc.
Form 10-KT for the transition period from
January 1, 2008 to March 31, 2008
Filed July 15, 2008
File No. 000-10039

Dear Mr Carnell,

We refer to correspondence regarding the above 10-KT filing by Mandalay Media, Inc. ('the Company"), more specifically comment letters issued by the staff of the Division of Corporate Finance dated March 19, 2009 and April 10, 2009; response letters from the Company dated April 2, 2009 and May 4, 2009; and subsequent telephone discussions between the undersigned and Mr. Mark Shannon, Staff Accountant at the Division of Corporate Finance.

As a result of the correspondence and the subsequent discussions, there remains one open item from matters that were the subject of the review. The open item relates to the definition of a "predecessor entity" for the purposes of compiling the 10K-T.

We hereby request an accommodation or interpretation with respect to the Company's treatment of the appropriate predecessor entity in the financial statements filed as part of the 10K-T.

COMMENT (FROM LETTER DATED APRIL 10, 2009)

" We note that your response to prior comment number 1 indicates that you believe Mandalay Media is the predecessor entity in the merger with Twistbox because the owners of Mandalay maintained a controlling interest after the merger. We believe the definition of a predecessor entity contemplated by Rule 405 of Regulation C is broad and designation of an acquired business as a predecessor is required when a registrant succeeds to substantially all of the business of another entity and the registrants own operations prior to the succession appear insignificant relative to the operations acquired. Please explain further why this concept would not apply to your circumstances or amend your filings to present the financial statements of Twistbox as a predecessor. See Rules 8-02 and 8-03 of Regulation S-X."

BACKGROUND

In determining the appropriate predecessor entity in this transaction, we evaluated all of the relevant facts and circumstances.

On February 12, 2008, the Company completed an acquisition of Twistbox Entertainment, Inc. ("Twistbox") through an exchange of all outstanding capital stock of Twistbox for 10.18 million shares of common stock of the Company and the Company's assumption of all the outstanding options of Twistbox's 2006 Stock Incentive Plan by the issuance of options to purchase 2.463 milllion shares of common stock of the Company, including vested and unvested options. As a result of the acquisition, Twistbox became a wholly-owned subsidiary of the Company.

Twistbox is a global publisher and distributor of branded entertainment content, including images, video, TV programming and games, for Third Generation (3G) mobile networks. It publishes and distributes its content globally and has developed an intellectual property portfolio unique to its target demographic that includes worldwide mobile rights to global brands and content from leading film, television and lifestyle content publishing companies. Twistbox has built a proprietary mobile publishing platform and has leveraged its brand portfolio and platform to secure "direct" distribution agreements with the largest mobile operators in the world. These factors contributed to a purchase price in excess of the fair value of net tangible and intangible assets acquired, and, as a result, the Company recorded goodwill in connection with this transaction.

In connection with the acquisition, the Company guaranteed up to $8,250,000of principal under an existing note of Twistbox in accordance with the terms, conditions and limitations contained in the note. In connection with the guarantee, the Company issued the lender under the note two warrants, one to purchase 1.093 million shares and the other to purchase 1.093 million shares of common stock of the Company, exercisable at $7.55 per share, and at $5.00 per share, respectively, (increasing to $7.55 per share, if not exercised in full by February 12, 2009 - which, as a result of not being exercised increased to $7.55 per share) through July 30, 2011. The purchase consideration was determined by an independent valuation to be $67.479 million, consisting of $66.025 million attributed to the common stock and options exchanged and warrants issued, and $1.454 million in transaction costs. Subsequently, an additional $59,000 of transaction costs were recognized, which resulted in the purchase consideration increasing to $67.538 million, with an equivalent increase in goodwill. Under the purchase method of accounting, the Company allocated the total purchase price of $67.538 million to the net tangible and intangible assets acquired and liabilities assumed based upon their respective estimated fair values as of the acquisition date.

Prior to the acquisition, Mandalay Media Inc. operated as an investor, with a specific mission to identify suitable acquisition targets in the digital media space.

INTERPRETATION

In evaluating the appropriate accounting treatment with respect to determining which entity was the "predecessor entity" for the purposes of the financial statements and the 10-KT filing, we consulted various authoritative guidance, including SFAS 141, and Rule 405. We also evaluated the question of "substance over form" in this transaction.

SFAS 141 / Reverse Merger consideration

At the time of the transaction we undertook a detailed review of SFAS 141, and determined that the transaction was not a "reverse merger", which would normally result in the entity that is issued the equity interests in the transaction being considered as the "acquiring entity", which in turn typically means that it is treated as the "predecessor entity" for financial statement presentation purposes. The following facts are demonstrated which support this view:

1. *Shareholdings Post-Acquisition* - The common shares issued by the Company as part of the transaction amounted to 10.18 million shares, compared to Mandalay Media's 21.969 million shares prior to the acquisition, so that former Twistbox stockholders had ownership of only approximately 31.7% of Mandalay Media stock post-acquisition. It should also be noted that there were approximately 6.3 million options and warrants in Mandalay Media outstanding at December 31, 2007 held by common stockholders and executive management of Mandalay Media. As a result, majority ownership of the combined company was clearly held by the pre-acquisition stockholders of Mandalay Media.
2. *Relative Voting Rights* – preferred stockholders and common stockholders have equal voting rights, so that voting power closely follows the ownership percentage noted above. As a result, voting power is controlled by the pre-acquisition stockholders of Mandalay Media.
3. *Composition of the Board of Directors* – On completion of the acquisition, the board of Mandalay Media was enlarged from 8 to 10 by adding two persons who were pre-acquisition common stockholders of Twistbox. As a result, voting power at the Board level was retained by the pre-acquisition stockholders of Mandalay Media.
4. *Senior Management/Approval authorities* - Twistbox senior management remained intact and was retained as the senior management of the post-acquisition subsidiary. However the senior management of Mandalay Media was given supervisory authority over the operations of the post-acquisition subsidiary, including major operating decisions, setting strategy and budgets, and sign off of expenditures exceeding a specified amount.

Rule 405

In the second comment letter and in subsequent discussions, we were directed to review and consider Rule 405 of Regulation C, in defining the predecessor entity. Rule 405 defines "predecessor" in the following manner: "The term 'predecessor' means a person the major portion of the business and assets of which another person acquired in a single succession, or in a series of related successions in each of which the acquiring person acquired the major portion of the business and assets of the acquired person."

Further as noted in the comment quoted above, the *SEC Financial Reporting Manual*, section 1170.2 states that *"the definition of "predecessor" in Regulation C, Rule 405 is very broad. For purposes of financial statements, designation of an acquired business as a predecessor is generally not required except where a registrant succeeds to substantially all of the business ....of another entity... and the registrants own operations prior to the succession appear insignificant relative to the operations assumed or acquired."* (underline added)

In evaluating this definition and applying it to the circumstances of the acquisition, we considered the following:

1. Mandalay Media conducted a business operation on its own prior to the acquisition and continues to conduct this subsequent to the acquisition, in addition to the supervisory activities that a parent company carries out with respect to its subsidiary. It is recognized and acknowledged that the activities of Mandalay Media prior to the acquisition did not produce revenues and by itself would not provide a sustainable business. In fact, prior to the acquisition, the publicly-stated mission of Mandalay Media was to identify suitable acquisition targets in the digital media space, and the acquisition in question was the first step in that process. Mandalay Media employed two senior employees and a number of consultants for this purpose, and maintained business premises suitable to this endeavor. Subsequent to the acquisition, Mandalay Media continued to employ these senior personnel in that capacity, continued to maintain separate business premises from its newly-acquired subsidiary, and continues to pursue the identified mission of the company – to identify suitable acquisition targets in the digital media space.

2. Mandalay Media was, and continues to be, formed with the intention of being the holding company within the group structure. It was not intended that Mandalay Media's business would be combined with the business of any acquisition, including that of Twistbox.

3. With regard to the relative significance of net assets of each entity immediately prior to the acquisition, Mandalay Media had net assets in excess of $6 million prior to the acquisition, while the net assets of Twistbox were **negative** $10.9million.

4. Twistbox had a history of operating losses, and required significant changes to its business model and operations subsequent to the acquisition in order to achieve profitability. Mandalay Media brought supervisory management talent, as well as a considerably expanded access to content provider arrangements via the members of its management and Board. As stated above, the senior management of Mandalay Media

were given supervisory authority over the operations of the subsidiary, including major operating decisions, setting strategy and budgets, and approval of expenditures exceeding a specified amount.

5. Mandalay Media continued its separate activities as an investor in the digital media space, continuing to seek out and actively review potential further acquisitions. This is evidenced by the successful acquisition of AMV Holding Limited Group in October 2008. This acquisition was undertaken and implemented by Mandalay Media, with the consideration being Mandalay Media stock and cash. The acquired company became a separate operating subsidiary of Mandalay Media and has been maintained as a separate entity from the acquisition date. It is therefore a sister company to Twistbox. Mandalay Media intends to use its resources to enhance the strategies and business operations of its subsidiaries, as well as to continue its mission as an investor in the digital media space.

Conclusion

Given the facts and circumstances explained above, we believe that it would not be appropriate to treat Twistbox as the predecessor entity in this transaction. Mandalay Media acquired 100% of Twistbox in the transaction, which was the first acquisition as part of Mandalay Media's strategy to be a holding company for digital media businesses. In that respect, the business of Mandalay Media and Twistbox were distinct and separate and it is intended that they will continue to remain that way. While the activities of Mandalay Media prior to the initial acquisition had not generated separate revenue, it maintained a separate identity and it did not succeed "to substantially all of the business" of Twistbox. The activities of Mandalay Media prior to the acquisition were not similar to that of a "SPAC", and Mandalay Media clearly conducted and continues to conduct its own separate operations, which as a parent company /investor involve supervising the activities of its subsidiaries and identifying additional complementary acquisitions.

The financial statements of Twistbox Entertainment Inc. were separately filed with the Commission as part of the 8-K filing at the time of the acquisition (February 2, 2008). This included financial statements for the years ended March 31, 2006 and 2007 and the six-month period ended September 30, 2008.

As a result of the factual situation described, we respectfully request an accommodation or interpretation affirming that the Company's treatment of Mandalay Media, Inc., as the predecessor entity, in the transaction is accurate.

The Company acknowledges that:

- The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
- Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

RA Burke

Russell Burke
Chief Financial Officer

cc: Mark Shannon